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Allison M Fumai +1 212 698 3526 Direct +1 698 698 3599 Fax

July 12, 2018

Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Lauren Hamilton

Re:	Morgan Stanley Variable Investment Series (File No. 811-03692) (the “Trust”)

European Equity Portfolio

Income Plus Portfolio

Limited Duration Portfolio

Multi Cap Growth Portfolio

(each, a “Portfolio” and collectively, the “Portfolios”)

Dear Ms. Hamilton:

Thank you for your telephonic comments received on June 22, 2018 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the Annual Report filing made by the Trust on behalf of each Portfolio. Below, we provide our responses to the Staff’s comments and describe any changes to be made to any filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the next such filing, except to the extent otherwise noted.

Comment 1.	As of the most recent fiscal year end, each of the Income Plus and Limited Duration Portfolios had invested greater than 25% of its respective net assets in the finance sector. However, the most recent prospectus for each Portfolio does not include finance sector risk disclosure. Please include finance sector risk disclosure in the prospectus if a significant amount of a Portfolio’s assets are invested in one or more sectors on a continuous basis. In addition, please explain why this disclosure was not included in the past, regardless of whether disclosure updates are made going forward.

Response 1.    Neither Portfolio has a principal investment strategy, or a fundamental policy, to focus its investments consistently in a particular sector.

From time to time, a Portfolio may gain exposure in excess of 25% to a particular sector, as reflected in the Annual Report and noted in the Comment. Importantly, however, gaining significant exposure to a particular sector is incidental to the construction of the investment portfolio and is not a component of the principal investment strategy or investment process.

The Annual Report reported only that each of the Portfolios had invested more than 25% of its respective net assets in the finance sector as of a discrete measurement date, the period end. These sector allocations were not attributable to any policy to focus on a particular sector for the long term. Instead, they were an incidental reflection of the sectors that comprised stocks that were determined by a Portfolio’s portfolio managers to be of high-quality companies with compelling potential for long-term capital appreciation, in accordance with the Portfolio’s principal investment strategies and investment objectives.

The Portfolios’ portfolio managers did not select investments with the intent of focusing any Portfolio’s investments in the finance sector for the long term as part of a Portfolio’s principal investment strategies. Accordingly, the Portfolios believe that it would be confusing – and potentially misleading – to include prospectus risk disclosure about a particular sector simply because a Portfolio incidentally invested more than 25% of its net assets in that sector on a specific prior date, based on which sectors contained companies that were viewed as having the most long-term growth potential, in light of the facts that such positions may not be maintained for the long term and may change quickly.

In contrast, the Portfolios do undertake to include applicable risk disclosure in the prospectus when a portfolio manager intends to take a significant position in particular types of securities for an extended time.

If in the future a portfolio manager were to seek to focus a Portfolio’s investments in a particular sector as a strategic investment policy for an extended period of time, the policy would be discussed with the Board, and appropriate disclosure would be added to the prospectus. We respectfully note that the Portfolios’ statement of additional information discloses that a Portfolio may, from time to time, have significant exposure to one or more sectors, and in such circumstances would be subject to certain risks associated with those sectors.

The Trust believes that any prospectus disclosure added to identify a particular sector and related risk to which a Portfolio has significant exposure as of a discrete point in time could become inapplicable shortly thereafter, and therefore could become misleading or confusing to investors as it sets up an expectation that a principal investment strategy of the Portfolio is to invest in the identified sector(s). As such, the Trust believes that the current disclosure in the prospectuses is adequate.

Comment 2.	With respect to the Statements of Operations for the Portfolios, please confirm that the line item “Other” under “Expenses” does not include any expenses required to be stated separately where the amount of such expense exceeds five percent of the total expenses of the Portfolio, in accordance with Rule 6-07(2)(b) of Regulation S-X.

Response 2.	We hereby confirm that the line item “Other” under “Expenses” for each Portfolio does not include any expenses required to be stated separately.

Comment 3.	With respect to the Statement of Assets and Liabilities for Multi Cap Growth Portfolio, please supplementally explain the $260,000 “Due to broker” line item.

Response 3.	The $260,000 disclosed on the “Due to broker” line item of the Statement of Assets and Liabilities reflects cash collateral received from the broker pertaining to Call Options Purchased in the Portfolio.

Comment 4.	According to the Notes to Financial Statements, certain Portfolios have record owners of 10% or greater. Since investment activity by these owners could have a material impact on the Portfolios, please explain how large shareholder concentration risk is addressed in the summary or statutory prospectuses.

Response 4.	We respectfully acknowledge the comment; however, the Portfolios are intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by the separate accounts of certain life insurance companies. Accordingly, the Portfolios have high record ownership due to this structure as the life insurance companies are deemed to be the record owners. Because this is a function of the vehicle through which the Portfolios are offered, we do not believe it appropriate to address large shareholder concentration risk in the Portfolios’ prospectuses.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel) or (212) 698-3599 (fax). Thank you.

Best regards,

/s/ Allison M. Fumai

Allison M. Fumai